# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CMB.TECH NV, CIK 0001604481
CUSIP: B38564108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: De Gerlachekaai 20, Antwerp, Belgium (C9), 2000
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001910283
Persons authorized to receive notices and communications: Ludovic Saverys, Compagnie Maritime Belge NV, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Robert E. Lustrin, Esq., Reed Smith LLP, 599 Lexington Avenue, New York, New York (NY), 10022, (212) 521-5400

## Reporting persons
- Compagnie Maritime Belge NV (CIK 0001910283): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: working capital (WC), bank loan (BK); sole voting power 0; shared voting power 178,726,458; sole dispositive power 0; shared dispositive power 178,726,458; aggregate amount beneficially owned 178,726,458 (92.02% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Saverco NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: working capital (WC); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The Source of Funds in line 4 is as to 24,400 Ordinary Shares owned directly by Saverco NV.
  
  The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Alexander Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Ludovic Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Michael Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: CMB.TECH NV
Address of issuer's principal executive offices: De Gerlachekaai 20, Antwerp, Belgium (C9), 2000
Comment:
This Amendment No. 31 (this "Amendment") to Schedule 13D relates to ordinary shares, no par value (the "Ordinary Shares"), of CMB.TECH NV (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, Amendment No. 22 thereto filed with the Commission on December 22, 2023, Amendment No. 23 thereto filed with the Commission on February 16, 2024, Amendment No. 24 thereto filed with the Commission on March 19, 2024, Amendment No. 25 thereto filed with the Commission on March 25, 2024, Amendment No. 26 thereto filed with the Commission on March 29, 2024, Amendment No. 27 thereto filed with the Commission on April 3, 2024, Amendment No. 28 thereto filed with the Commission on October 9, 2024, Amendment No. 29 thereto filed with the Commission on October 23, 2024 and Amendment No. 30 thereto filed with the Commission on November 22, 2024 (as amended and supplemented, the "Original Schedule 13D," and as further amended and supplemented by this Amendment, the "Schedule 13D").

Capitalized terms used but not defined in this Amendment No. 31 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 31 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Merger Agreement between the Issuer and Golden Ocean Group Limited

On May 28, 2025, the Issuer and Golden Ocean Group Limited ("Golden Ocean") announced that they signed an agreement and plan of merger (the "Merger Agreement") for a stock-for-stock merger, with Golden Ocean to merge with and into CMB.TECH Bermuda Ltd. ("CMB.TECH Bermuda"), a wholly-owned subsidiary of the Issuer, with CMB.TECH Bermuda as the surviving company (the "Merger"). In the framework of the Merger, each outstanding common share of Golden Ocean (other than Golden Ocean shares already owned (directly or indirectly) by the Issuer or Golden Ocean) will be cancelled and ultimately exchanged for newly issued Ordinary Shares at an exchange ratio of 0.95 Ordinary Shares for each common share of Golden Ocean (the "Exchange Ratio"), subject to customary adjustments for events that may take place prior to completion of the Merger (including share buybacks, share issuances and/or dividend distributions). Upon completion of the Merger, the Issuer would issue approximately 95,952,934 new Ordinary Shares (the "Merger Consideration Shares"), assuming the Exchange Ratio is not adjusted.

Upon completion of the Merger, the Issuer's shareholders would own approximately 70% (or 67% excluding treasury shares) of the total issued share capital of the Isseur, and Golden Ocean shareholders would own approximately 30% (or 33% excluding treasury shares) of the total issued share capital of the Isseur, assuming the Exchange Ratio is not adjusted.

The Merger Agreement has been unanimously approved by CMB.TECH's Supervisory Board and by Golden Ocean's Board of Directors and its special transaction committee composed solely of disinterested directors of Golden Ocean's Board of Directors (the "Transaction Committee").

The consummation of the Merger remains subject to customary conditions, including regulatory approvals, Golden Ocean shareholder approval, effectiveness of a registration statement on Form F-4 to be filed by Issuer with the U.S. Securities and Exchange Commission ("SEC") and obtaining approval for the listing of the Merger Consideration Shares on the New York Stock Exchange ("NYSE").

Upon completion of the Merger, Golden Ocean will delist from the Nasdaq Global Select Market ("Nasdaq") and Euronext Oslo Bors. CMB.TECH will remain listed on the NYSE and Euronext Brussels and will pursue a secondary listing on Euronext Oslo Bors subject to completion of the Merger. CMB.TECH will prepare and publish an EU prospectus exempted document in connection with the admission to trading of the Merger Consideration Shares on Euronext Brussels and Euronext Oslo Bors.

Assuming timely fulfillment of the relevant closing conditions, the parties aim to complete the Merger in the third quarter of 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (e) of the Original Schedule 13D is hereby amended and restated as follows:

The aggregate number of Ordinary Shares beneficially owned by each Reporting Person is set forth on line 11 of such Reporting Person's cover sheet and is incorporated herein. The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person's cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Compagnie Maritime Belge NV directly owns 178,726,458 Ordinary Shares, and has the shared power to vote or direct the vote, and to dispose or direct the disposition, of 178,726,458 Ordinary Shares. Saverco NV directly owns 24,400 Ordinary Shares, and the Reporting Persons (other than Compagnie Maritime Belge NV) do not directly own any Ordinary Shares. The Reporting Persons (other than Compagnie Maritime Belge NV) have the shared power to vote or direct the vote, and to dispose or direct the disposition, of 178,750,858 Ordinary Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor (to the Reporting Persons' knowledge) any person set forth in Item 2 of the Original 13D, has engaged in any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Original Schedule 13D is hereby amended and supplemented to indicate that Exhibit U, Press Release dated November 22, 2024, was previously filed with Amendment No. 30 on November 22, 2024.

## Signatures
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (05/30/2025)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (05/30/2025)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (05/30/2025)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (05/30/2025)
- Michael Saverys: /s/ Ludovic Saverys, Michael Saverys (05/30/2025)